UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-115560-15

NALCO HOLDINGS LLC

(Exact name of registrant as specified in its charter)

1601 W. Diehl Rd., Naperville, IL 60563     (630) 305-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Guarantees of 7 3/4% Senior Notes due 2011

Guarantees of 8 7/8% Senior Subordinated Notes due 2013

Guarantees of 9% Senior Subordinated Notes due 2013

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Guarantees of 7 3/4% Senior Notes due 2011:	129
Guarantees of 8 7/8% Senior Subordinated Notes due 2013:	50
Guarantees of 9% Senior Subordinated Notes due 2013:	70

Pursuant to the requirements of the Securities Exchange Act of 1934, Nalco Holdings LLC has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

NALCO HOLDINGS LLC
Date: April 17, 2008	By:	/s/ Stephen N. Landsman
Secretary